Exhibit 21.1

SUBSIDIARIES OF REGISTRANT

	Name	Jurisdiction
1.	Zoom Payment Solutions, Inc.	Delaware
2.	Zoom Payment Solutions, LLC	Nevada
3.	Zoom Payment Solutions USA, Inc.	Delaware
4.	Zoom Mining Solutions, Inc.	Delaware